EXHIBIT (a)(1)(N)

                                                March 30, 2001

To:  Participants in the SCGroup Incorporated 401(k) Savings Plan

From: Jeffrey A. Klopf
      Roxanne Cox

Re:   Tender Offer

            As you know, on March 19, 2001, Security Capital Group Incorporated (the "Company" or "Security Capital") initiated a tender offer (the "Offer") to purchase up to 9,302,326 shares of its Class B Common Stock (the "Shares").

            Your account in the Security Capital Group Incorporated 401(k) Savings Plan (the "401(k) Plan") includes funds attributable to employer matching contributions, which are invested in the Security Capital Group Employer Stock Fund (the "Stock Fund"). State Street Bank and Trust Company ("State Street"), an independent fiduciary, has been hired by the Company to determine how the Plan should respond to the Offer with respect to the portion of the Stock Fund attributable to employer matching contributions. State Street will make this decision based upon its determination as to what is in the best interests of Plan participants.

             Plan participants who have elected to invest their own contributions in the Stock Fund may provide direction on how to respond to the Offer with respect to the portion of the Stock Fund attributable to their contributions. These participants have been sent a separate communication about this direction process.

            If you have any questions about this memorandum, please contact Roxanne Cox of your Human Resources Department at (915) 877-6419 or rcox@securitycapital.com.